EXHIBIT 99.11

Disclosure of Transactions in Own Shares

Paris, June 28, 2018 – In accordance with the authorization given by the combined ordinary and extraordinary shareholders’ general meeting on June 1, 2018 to trade on its shares and pursuant to applicable law on share repurchase, TOTAL S.A. (LEI: 529900S21EQ1BO4ESM68) declares the following purchases of its own shares (FR0000120271) from June 21, 2018 to June 27, 2018:

Transaction date	Total daily volume (number of shares)	Daily weighted average purchase price of the shares (EUR/share)	Amount of transactions (EUR)	Market (MIC Code)
21.06.2018	551,676	50.9275	28,095,479	XPAR
21.06.2018	194,744	50.9458	9,921,389	CHIX
21.06.2018	69,693	50.9147	3,548,398	TRQX
21.06.2018	72,760	50.9321	3,705,820	BATE

22.06.2018	673,928	51.7346	34,865,396	XPAR
22.06.2018	190,747	51.4826	9,820,152	CHIX
22.06.2018	81,220	51.6715	4,196,759	TRQX
22.06.2018	113,753	51.9576	5,910,333	BATE

25.06.2018	391,590	51.9853	20,356,924	XPAR
25.06.2018	172,720	52.0646	8,992,598	CHIX
25.06.2018	78,343	52.0322	4,076,359	TRQX
25.06.2018	141,437	52.1049	7,369,561	BATE

26.06.2018	335,120	51.5804	17,285,624	XPAR
26.06.2018	149,841	51.6127	7,733,699	CHIX
26.06.2018	72,252	51.5989	3,728,124	TRQX
26.06.2018	191,899	51.5772	9,897,613	BATE

27.06.2018	514,400	52.4949	27,003,377	XPAR
27.06.2018	146,916	52.3050	7,684,441	CHIX
27.06.2018	70,240	52.3288	3,675,575	TRQX
27.06.2018	89,243	52.4929	4,684,624	BATE

Total	4,302,522	51.7260	222,552,242

Transaction details

In accordance with Article 5(1)(b) of Regulation (EU) No 596/2014 (the Market Abuse Regulation) a full breakdown of the individual trades are disclosed on the Total website: https://www.total.com/en/investors/shares-and-dividends/Total-shares/Company-share-transactions

About Total

Total is a global integrated energy producer and provider, a leading international oil and gas company, a major player in low-carbon energies. Our 98,000 employees are committed to better energy that is safer, cleaner, more efficient, more innovative and accessible to as many people as possible. As a responsible corporate citizen, we focus on ensuring that our operations in more than 130 countries worldwide consistently deliver economic, social and environmental benefits.

* * * * *

Total contacts

Media Relations: +33 1 47 44 46 99 | presse@total.com | @TotalPress

Investor Relations: +44 (0)207 719 7962 | ir@total.com